EXHIBIT 99.1

VOX ROYALTY ANNOUNCES CHANGES TO

BOARD OF DIRECTORS

DENVER – October 16, 2025 – Vox Royalty Corp. (NASDAQ: VOXR) (TSX: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce changes to its Board of Directors including the appointment of Mr. Luis Azevedo, effective immediately. Concurrently, each of Shannon McCrae and Donovan Pollitt will be stepping down from the Board. The Company wishes them well.

Kyle Floyd, Chief Executive Officer stated: “On behalf of the Board and management, I am pleased to announce these changes and very excited to welcome Luis Azevedo to Vox. Luis brings a unique combination of technical, legal, and strategic expertise, having spent more than three decades shaping Brazil’s mining landscape and entrepreneurially forming companies that have progressed from discovery to production, and ultimately culminated in very successful exits for investors. Luis’ deep understanding of both the geological and commercial frameworks in South America will be additive to our global business development efforts and aligns with our mission to be nimble, efficient, and disciplined in creating value for our shareholders.”

About Mr. Luis Azevedo

Mr. Azevedo is a highly accomplished mining executive, lawyer, and geologist with more than 30 years of international experience across exploration, development, and production stages of the natural-resources industry. Luis holds a B.Sc. in Geology from Rio de Janeiro State University, a Law Degree from Candido Mendes University, and a Post-Graduate Degree from Pontifícia Universidade Católica of Rio de Janeiro. Mr. Azevedo is also a recognized specialist in the Brazilian Mining Code.

Mr. Azevedo is the founder of FFA Legal Ltda, a Rio de Janeiro-based professional services firm that provides comprehensive legal, licensing, and administrative support to natural-resource companies operating in Brazil.

Throughout his career, Mr. Azevedo has held executive and board positions with numerous public and private mining companies, including (i) Avanco Resources (ASX-listed), which was sold to OZ Minerals in 2018 for approximately A$418 million, (ii) Rio Verde Minerals Development Corp. (TSX-listed), which was sold to B&A Mineração in 2013, and (iii) Talon Metals Corp (TSX-listed). Mr. Azevedo currently serves as a Director of Bravo Mining Corp. (TSXV-listed), Serabi Gold PLC (TSX/LSE-listed), Harvest Minerals Ltd. (AIM-listed), and Jangada Mines PLC (AIM-listed).

Mr. Azevedo co-founded Avanco Resources in 2007 and was instrumental in assembling its property portfolio in the Carajás Mineral Province of Brazil. Under his leadership, Avanco discovered, permitted, and developed the only new copper mine in the Carajás, not owned by Vale S.A. The company was subsequently acquired by OZ Minerals at a significant premium.

Beyond his corporate experience, Mr. Azevedo is a prominent advocate for Brazil’s mining sector. He founded and currently leads the Brazilian Mining Prospectors Association (ABPM) and serves as Vice President of the Mining Council of the Brazilian National Confederation of Industry (CNI). He was named National Explorer of the Year in 2017 and recognized by Global Mining Observer in 2019 as one of Brazil’s top three mining figures. Mr. Azevedo is a Brazilian national and resident, fluent in English and Spanish.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd
Chief Executive Officer
info@voxroyalty.com (720) 602-4223

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